Exhibit 12

Limited Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	For the Fiscal Years Ended
	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002	February 3, 2001
Earnings:
Income from continuing operations before income taxes and minority interest	$1,116	$1,166	$843	$946	$795
Fixed charges	225	228	197	199	225
Distributions from equity method investments, net of income or loss from equity investees	11	17	39	28	9

Total earnings	$1,352	$1,411	$1,079	$1,173	$1,029

Fixed charges:
Portion of minimum rent representative of interest	$167	$166	$167	$165	$167
Interest on indebtedness	58	62	30	34	58

Total fixed charges	$225	$228	$197	$199	$225

Ratio of earnings to fixed charges	6.0	6.2	5.5	5.9	4.6